

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2020

Shlomi Ben Haim
Chief Executive Officer
JFrog Ltd.
270 E. Caribbean Drive
Sunnyvale, CA 94089

> **Re: JFrog Ltd.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted March 27, 2020**
> **CIK No. 0001800667**

Dear Mr. Ben Haim:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 5, 2020.

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1.	We note your response to prior comment 2. Please disclose the extent to which the customers identified in the prospectus summary collectively constituted a material portion of your revenue for the year ended December 31, 2019.

Summary Consolidated Financial Data, page 11

2.	We note the various revisions made in response to prior comment 1. Please further revise to include operating cash flow information in your Summary Consolidated Financial Data table to avoid placing undue prominence to the non-GAAP measure of free cash flow.

Similar revisions should be made to your Selected Consolidated Financial Data table. Refer to Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Components of Results of Operations
Revenue, page 69

3. In response to prior comment 8 you state that customers typically consume substantially all of their contractual minimum usage commitment by the end of their contract period. Please clarify for us whether there is general consistency in the pattern of revenue recognition throughout the contract period for these arrangements. Describe the frequency with which customers exceed the minimum commitment prior to the end of contract period and tell us what, if any, impact this may have on your results of operations in any given period.

Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-13

4. We note your response to prior comment 10. Please describe for us the nature of the services provided with your technical support and whether such services vary by product. Also, expand your disclosure in the forepart of your document to include a more comprehensive discussion of such services. Lastly, tell us the percentage of arrangements that include technical support services.

Note 10. Income Taxes , page F-29

5. We note you present the line item "Preferred enterprise and foreign tax rate differential" in your tax rate reconciliation. Please tell us the individual impact of Preferred enterprise status and the foreign tax rate differential on your tax expense and rate reconciliation for each period presented and present these as separate line items on your reconciliation, as applicable. Refer to Rule 4-08(h)(2) of Regulation S-X and ASC 740-10-50-12.

General

6. It appears that the company may meet the definition of an Investment Company under the 40% test outlined in Section 3(a)(1)(C) of the Investment Company Act of 1940. Please provide an analysis as to why the company should not be considered an Investment Company under Section 3.

Shlomi Ben Haim
JFrog Ltd.
April 13, 2020
Page 3

        You may contact Joyce Sweeney, Senior Staff Accountant, at (202) 551-3449 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding
comments on the financial statements and related matters. Please contact Jeff Kauten, Staff
Attorney, at (202) 551-3447 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other
questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Technology

cc: Allison Berry Spinner, Esq.